Exhibit 4.2
MEMORANDUM OF INCREASE OF
9.0% FIXED RATE CUMULATIVE PERPETUAL REDEEMABLE SERIES A PREFERENCE SHARES
OF
LIBERTY LATIN AMERICA LTD.
Liberty Latin America Ltd., a Bermuda exempted company, does hereby certify, pursuant to the authority contained in its Bye-laws as of the date hereof and pursuant to the terms of the 9.0% Fixed Rate Cumulative Perpetual Redeemable Series A Preference Shares, US$0.01 par value per share (the “Series A Preference Shares”), that the number of Series A Preference Shares authorized for issuance shall be increased by 1,000,000 from 20,000,000 to 21,000,000.
[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Memorandum of Increase of Series A Preference Shares to be executed by its duly authorized officer on this 15th day of June, 2026.
LIBERTY LATIN AMERICA LTD.
By    /s/ John M. Winter
Name: John M. Winter
Title: Senior Vice President, Chief Legal Officer and Secretary

[Memorandum of Increase Signature Page]